

Mail Stop 3561

November 12, 2015

<u>Via E-mail</u>

Edward Aruda
President and Chief Executive Officer
Vet Online Supply, Inc.
9612 West Hawthorne
Crystal River, Florida 34428

>       **Re:     Vet Online Supply, Inc.**
>              **Amendment No. 1 to Registration Statement on Form S-1**
>              **Filed October 28, 2015**
>              **File No. 333-207001**

Dear Mr. Aruda:

        We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our October 15, 2015 letter.

<u>Risk Factors</u>

<u>We contract to resell, and rely on another company to order, stock …, page 9</u>

1.      We note your response to comment 3.  Please revise to indicate the duration of the reseller agreement with Concord Veterinary Supply.

2.      We note the disclosure in second risk factor on page 9 that you have a reseller agreement with Concord Veterinary supply to market, promote, advertise, sell, distribute and deliver, veterinary products carried by Concord Veterinary Supply for a fee of $50,000, payable to Concord Veterinary Supply, Inc.  Please clarify whether this one time

participation fee of $50,000 as disclosed here and in the reseller agreement (Exhibit 10.3, paragraph 3.1) has been paid, yet to be paid or not required to be paid. Explain to us how you accounted for this reseller agreement transaction and also explain how the one time participation fee paid or payable is reflected in your financial statements. If you determined that this transaction need not be reflected in your financial statements, please provide us your basis and specific accounting literature that supports your accounting position. Please revise your financial statements and disclosures as appropriate.

Use of Proceeds, page 15

3.      Given your use of proceeds disclosure, it is unclear how you intend to pay the participation fee to Concord Veterinary Supply. Please advise and revise your liquidity discussion accordingly.

Business, page 21

Opportunity, page 21

4.      We reissue prior comments 7, 8 and 9, as it appears no changes were made in the filing, as you indicate in your response.

Edward Aruda, page 34

5.      Please address the last part of prior comment 10 to explain the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Aruda should serve as a director, as required by Item 401(e) of Regulation S-K.

Certain Relationships and Related Transactions, page 38

6.      We note your response to comment 11. Please revise to indicate the amounts paid to Kensington Marketing for its consulting services to the company. Also indicate the amount of the promissory note to Kensington Marketing from the company for payments made on behalf of the company and its start-up costs.

Exhibit 10.3

7.      Please include a signature page that includes signature for Vet Online Supply or advise us as appropriate. We also note the agreement appears to have been signed prior to the date that Vet Online Supply was incorporated. Finally, it is unclear when the existing agreement was signed by Vet Online Supply.

You may contact Raj Rajan, Staff Accountant, at (202) 551-3388 or Linda Cvrkel, Staff Accountant, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.  Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 if you have any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages,
Apparel, and Mining

cc:      Sharon D. Mitchell, Esq.